UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4 )*

                               DONEGAL GROUP INC.
                                (Name of Issuer)

                         Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                  257701 10 2
                                 (CUSIP Number)

 Ralph G. Spontak, Senior Vice President, Chief Financial Officer and Secretary
                        Donegal Mutual Insurance Company
                 1195 River Road, Marietta, Pennsylvania 17547
                                 (717) 426-1931
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 15, 1995
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 1 of 16 pages

                                                                 SEC 1746(12-91)

                                  SCHEDULE 13D

- --------------------------------------------------------------------------------
CUSIP No.  257701 10 2                                        Page 2 of 16 Pages
- --------------------------------------------------------------------------------
1.         NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Donegal Mutual Insurance Company
             I.R.S. I.D. No. 23-1336198
- --------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                   N/A
             (a)  ______
             (b)  ______
- --------------------------------------------------------------------------------
3.         SEC USE ONLY
- --------------------------------------------------------------------------------
4.         SOURCE OF FUNDS (See Instructions)
             WC
- --------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                            /_/
                   N/A
- --------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
             Pennsylvania
- --------------------------------------------------------------------------------
             7.         SOLE VOTING POWER
                        2,450,633 shares
NUMBER OF    -------------------------------------------------------------------
SHARES       8.         SHARED VOTING POWER
BENEFICIALLY
OWNED BY                N/A
EACH         -------------------------------------------------------------------
REPORTING    9.         SOLE DISPOSITIVE POWER
PERSON
WITH                    2,450,633 shares
             -------------------------------------------------------------------
             10.        SHARED DISPOSITIVE POWER

                        N/A
- --------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,450,633 shares
- --------------------------------------------------------------------------------
12.        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)
             N/A
- --------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             58.7%
- --------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON (See Instructions)
             IC     HC
- --------------------------------------------------------------------------------

                                                              Page 3 of 16 Pages

         Item 1.  Security and Issuer.

         Item 1 is hereby restated in its entirety as follows:

         This Amendment No. 4 to Schedule 13D relates to the Common Stock, $1.00 par value, of Donegal Group Inc. ("DGI"). The principal executive offices of DGI are located at 1195 River Road, Marietta, Pennsylvania 17547.

         Item 2.  Identity and Background.

         Item 2 is hereby supplemented and restated in its entirety as follows:

         The principal place of business and principal office of Donegal Mutual Insurance Company ("DMIC"), a Pennsylvania mutual insurance company, the entity filing this Statement, are located at 1195 River Road, Marietta, Pennsylvania 17547. The names of DMIC's executive officers and directors are as follows: Donald H. Nikolaus, Ralph G. Spontak, Cyril J. Greenya, Harry E. Newman, James B. Price, Robert G. Shenk, William H. Shupert, Daniel J. Wagner, Frank J. Wood, Patricia
A. Gilmartin, Philip H. Glatfelter, II, Charles A. Heisterkamp, III, M.D., John E. Hiestand, C. Edwin Ireland and R. Richard Sherbahn.
Such persons can be contacted through DMIC at 1195 River Road, Marietta, Pennsylvania 17547.

         Mr. Nikolaus has been President and Chief Executive Officer of DMIC since 1981 and a Director of DMIC since 1972. Mr. Nikolaus has been President of DGI since 1986. Mr. Nikolaus has also been a partner in the law firm of Nikolaus, Hohenadel & Umbenhauer since
1972.

         Mr. Spontak has served as Senior Vice President of DMIC and DGI since 1991, Chief Financial Officer of DMIC and DGI since 1983, Secretary of DMIC and DGI since 1988 and a director of DMIC since September 1993.

         Mr. Greenya has been Vice President, Commercial Underwriting of DMIC since 1992 and served as Manager, Commercial Underwriting for nine years prior thereto.

         Mr. Newman has been Senior Vice President, Claims of DMIC since 1991 and served as Vice President, Claims for 18 years prior thereto.

                                                              Page 4 of 16 Pages

         Mr. Price has served as Vice President, Claims of DMIC since
1973.

         Mr. Shenk has been Vice President, Claims of DMIC since 1992 and served as Manager, Casualty Claims for seven years prior thereto.

         Mr. Shupert has been Senior Vice President, Underwriting of DMIC since 1991 and served as Vice President, Underwriting for 18 years prior thereto.

         Mr. Wagner has been Treasurer of DMIC since 1993 and served as Controller for five years prior thereto.

         Mr. Wood has served as Vice President - Marketing of DMIC since
1988.

         Mrs. Gilmartin has been an employee of Donegal Insurance Agency, which is not affiliated with DMIC or DGI, since 1969. Mrs. Gilmartin has been a Director of DMIC since 1979.

         Mr. Glatfelter retired in 1989 as a Vice President of Meridian Bank, a position he held for more than five years prior to his retirement. Mr. Glatfelter has been a Director of DMIC since 1981 and has served as Vice Chairman of DMIC since 1991.

         Dr. Heisterkamp has practiced as a surgeon in Lancaster, Pennsylvania for more than the past five years and has been a Director of DMIC since 1979.

         Mr. Hiestand has served as President of Hiestand Memorials, Inc. since 1977 and has been a Director of DMIC since 1983.

         Mr. Ireland is the former Chairman of the Lancaster Industrial Development Authority. Mr. Ireland retired from Hamilton Watch
Company in 1970. Prior thereto, he was Vice President, Secretary and Treasurer of Hamilton Watch Company. Mr. Ireland has been a Director of DMIC since 1972 and Chairman of its Board of Directors since 1985. He has been Chairman of DGI's Board of Directors since 1986.

         Mr. Sherbahn has owned and operated Sherbahn Associates, Inc., a life insurance and financial planning firm, since 1974. Mr. Sherbahn has been a Director of DMIC since 1967.

                                                              Page 5 of 16 Pages

         In addition to the positions described above, the following individuals also serve as directors of DGI: Donald H. Nikolaus, Patricia A. Gilmartin, Philip H. Glatfelter, II, C. Edwin Ireland and
R. Richard Sherbahn.  The other directors of DGI are Robert S.
Bolinger and Thomas J. Finley, Jr.

         All of the executive officers and directors of DMIC are citizens of the United States of America. Neither DMIC nor any of its executive officers or directors has, during the last five years, been convicted in a criminal proceeding (other than traffic violations and similar misdemeanors). Neither DMIC nor any of its executive officers or directors has, during the last five years, been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of any civil proceeding of a judicial or administrative body of competent jurisdiction.

         Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby supplemented and restated in its entirety as follows:

         DMIC formed DGI as its wholly owned subsidiary in August 1986. At that time, DMIC purchased 2,333,333 shares of DGI's Common Stock for $15,000,000, or $6.43 per share. In October 1986, DGI sold 600,000 shares of its Common Stock to the public at $9.00 per share.

         In December 1987, DMIC purchased a total of 45,100 shares of DGI's Common Stock. In January 1988, DMIC purchased a total of 15,600 shares of DGI's Common Stock. From February 1, 1988 to February 18, 1988, DMIC purchased a total of 1,000 shares of DGI's Common Stock.

         From December 23, 1994 to December 31, 1994, DMIC purchased a total of 43,000 shares of DGI's Common Stock for a total cost of $565,875.

         From December 23, 1994 to June 15, 1995, DMIC purchased a total of 77,500 shares of DGI's Common Stock on the Nasdaq Stock Market for a total cost of $1,100,312, of which 34,500 shares were purchased for an aggregate consideration of $534,437 since the filing of Amendment No. 3 to this Schedule 13D.

                                                              Page 6 of 16 Pages

         On June 8, 1995, pursuant to an agreement among DGI, DMIC and Harry E. Newman, DMIC purchased 32,000 shares of DGI's Common Stock directly from Mr. Newman in a private transaction at $17.00 per share, representing the closing price per share of DGI Common Stock on the Nasdaq Stock Market on June 8, 1995, for a total cost of $544,000. A copy of this agreement is attached as Exhibit K to this Amendment No. 4.

         On June 15, 1995, pursuant to an agreement among DGI, DMIC and Donald
H. Nikolaus, DMIC purchased 10,000 shares of DGI's Common Stock directly from Mr. Nikolaus in a private transaction at $16.50 per share, representing the closing price per share of DGI Common Stock on the Nasdaq Stock Market on June 15, 1995, for a total cost of $165,000. A copy of this agreement is attached as Exhibit L to this Amendment No. 4.

         All of the purchases by DMIC described herein were made with funds derived from DMIC's working capital.

         Item 4.  Purpose of Transaction.

         Item 4 is hereby supplemented and restated in its entirety as follows:

         The shares purchased by DMIC in December 1987 and in January and February 1988 were purchased to increase DMIC's investment in DGI because the Board of Directors of DMIC believed the shares of DGI, in the price range in which those shares were trading, were an attractive and prudent investment for DMIC.

         On December 15, 1994, DMIC's Board of Directors authorized DMIC, once all necessary regulatory approval was received, to purchase up to 300,000 shares of DGI's Common Stock over the next 12 months in transactions that, to the extent shares are purchased in open market transactions, meet the conditions set forth in Rule 10b-18 as promulgated by the Securities and Exchange Commission. On December 22, 1994, the Pennsylvania Insurance Commissioner issued an order which exempted DMIC's purchases of up to 300,000 shares of Common Stock of DGI from the notice and approval provisions of Section 1402(a)(1) of the Pennsylvania Insurance Company Law of 1921, as amended. A copy of this order was attached as Exhibit I to Amendment No. 3 of this Schedule 13D filed with the Securities and Exchange Commission on January 6, 1995. On December 22,
1994, DMIC issued a press release to announce its plan to initiate such purchases of DGI stock. A copy

                                                              Page 7 of 16 Pages

of this press release was attached as Exhibit J to Amendment No. 3 of this
Schedule 13D.

         The shares of DGI Common Stock purchased by DMIC from January 1, 1995 to June 15, 1995 pursuant to the authorization and approval described in this
Item 4, including the 42,000 shares of DGI Common Stock purchased by DMIC from Messrs. Newman and Nikolaus as described in Item 3 hereof, were purchased to increase DMIC's investment in DGI because the DMIC Board of Directors believes the purchase of the shares represented an attractive investment opportunity and, by increasing DMIC's percentage ownership of DGI, will provide greater financial flexibility to DMIC in the future. DMIC reserves the right in the future to purchase additional shares of DGI Common Stock, subject to an aggregate limit of the 300,000 shares noted above, in private transactions directly with holders of DGI Common Stock as well as in open market transactions that meet the requirements of Rule 10b-18.

           Whether DMIC purchases any additional shares of DGI, and the amount and timing of any such purchases, will depend on DMIC's continuing assessment of relevant factors, including without limitation the following: the availability of shares of DGI Common Stock at particular price levels, DGI's business and prospects, other investment opportunities available to DMIC, DMIC's business and prospects, general economic conditions, stock market conditions, conditions and prospects in the insurance industry generally and other plans and capital requirements of DMIC. Since DMIC already has control of DGI (and has had such control since DGI's formation), none of DMIC's purchases or possible future purchases, in the opinion of DMIC, has had or will have any effect on the control of DGI.

         Except as stated herein, neither DMIC nor, to the best knowledge of DMIC, any of the executive officers or directors of DMIC, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of DGI, or the disposition of securities of DGI; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving DGI or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of DGI or any of its subsidiaries; (d) any change in the present Board of Directors or management of DGI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of DGI; (f) any other material change in DGI's business or corporate structure; (g) changes

                                                              Page 8 of 16 Pages

in DGI's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of DGI by any person; (h) causing a class of securities of DGI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of DGI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. DMIC and the other persons identified in Item 2 hereof may formulate plans or proposals with respect to one or more of the foregoing in the future.

         Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby supplemented and restated in its entirety as follows:

         (a) The following persons and entity beneficially own the number of shares of Common Stock of DGI set forth opposite their respective names:


                                                                        Percent of Outstanding
Name                                    Number of Shares                    Common Stock(1)
- ----                                    ----------------                --------------------
DMIC                                        2,450,633                             58.7%
Donald H. Nikolaus(2)                         112,603                              2.6
Ralph G. Spontak(3)                            58,103                              1.4
Cyril J. Greenya(4)                            10,509                                -
Harry E. Newman                                 2,805                                -
James B. Price(5)                              12,521                                -
Robert G. Shenk(6)                             11,821                                -
William H. Shupert(7)                          34,602                                -
Daniel J. Wagner(8)                             5,935                                -
Frank J. Wood(9)                               11,962                                -
Patricia A. Gilmartin                           1,200                                -
Philip H. Glatfelter, II                        1,400                                -
Charles A. Heisterkamp, III, M.D.                   -                                -
John E. Hiestand                                  700                                -
C. Edwin Ireland(10)                            5,000                                -
R. Richard Sherbahn                               100                                -
                                            ---------                             ----
                                            2,719,894                             65.1%

- ---------------------

                  (1) Percentages have been rounded to the nearest tenth. Less than 1% unless otherwise indicated.

                                                              Page 8 of 16 Pages

                  (2) Includes 90,000 shares of Common Stock which Mr. Nikolaus has the option to purchase, all of which are currently exercisable.

                  (3) Includes 53,000 shares of Common Stock which Mr. Spontak has the option to purchase, all of which are currently exercisable.

                  (4) Includes 10,000 shares of Common Stock which Mr. Greenya has the option to purchase, all of which are currently exercisable.

                  (5) Includes 10,000 shares of Common Stock which Mr. Price has the option to purchase, all of which are currently exercisable.

                  (6) Includes 10,000 shares of Common Stock which Mr. Shenk has the option to purchase, all of which are currently exercisable.

                  (7) Includes 33,200 shares of Common Stock which Mr. Shupert has the option to purchase, all of which are currently exercisable.

                  (8) Includes 5,000 shares of Common Stock which Mr. Wagner has the option to purchase, all of which are currently exercisable.

                  (9) Includes 10,000 shares of Common Stock which Mr. Wood has the option to purchase, all of which are currently exercisable.

                  (10) Mr. Ireland owns these shares jointly with his wife.

         (b) All of the persons and the entity described in Item 5(a) have sole voting power and sole dispositive power over all of the shares described in Item 5(a), except that Mr. Ireland has shared voting and dispositive power over the 5,000 shares which he owns with his wife.

         (c) From December 23, 1994 through June 15, 1995, DMIC has made the following purchases of DGI Common Stock in the open market through a broker:


                                            Number                        Price
                                              of                           Per
         Date                               Shares                        Share
         ----                              --------                      --------
         12/23                                5,000                       11 7/8
         12/23                               10,000                       12
         12/27                                5,000                       12 3/4
         12/28                                2,000                       13
         12/29                                7,000                       13 3/4
         12/30                                9,000                       14 1/2
         12/30                                5,000                       14
         01/04                                2,000                       14 3/4
         01/23                                2,000                       14 1/2


                                                             Page 9 of 16 Pages



                                            Number                        Price
                                              of                           Per
         Date                               Shares                        Share
         ----                              --------                      --------
         01/30                                6,000                       14 1/2
         03/06                                5,000                       14 1/2
         03/21                                5,000                       14 1/2
         05/16                                1,000                       16 7/8
         05/17                                2,000                       16 3/4
         05/30                                1,500                       17
         06/08                                5,000                       17
         06/09                                5,000                       17
                                             -------
         Total                               77,500

         In addition, as noted in Item 3, DMIC purchased 42,000 shares of DGI Common Stock on June 8, 1995 and June 15, 1995 directly from two stockholders in private transactions.

         To the best knowledge of DMIC, none of the other persons named in Item 5(a) has purchased or disposed of any shares of DGI Common Stock in the past 60 days, except that Harry E. Newman exercised stock options to purchase a total of 33,200 shares and sold 32,000 shares to DMIC and Donald H. Nikolaus exercised stock options to purchase 10,000 shares and sold 10,000 shares to DMIC, as described in Items 3 and 4 of this Amendment No. 4.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby restated in its entirety as follows:

         None, except (1) DMIC has the power to direct the voting and disposition of the shares owned by DMIC, (2) the directors and executive officers of DMIC named in Item 2 hereof have the power to direct the voting and disposition of the shares of DGI Common Stock respectively owned by such individuals as indicated in Item 5(a) hereof and (3) each of Donald H. Nikolaus, Ralph G. Spontak, Cyril J. Greenya, James B. Price, Robert G. Shenk, William H. Shupert, Daniel J. Wagner and Frank J. Wood have the power to exercise the options to purchase DGI Common Stock disclosed in footnotes (2)-(9) to Item 5(a).

         Item 7.  Materials to be filed as Exhibits.

         Exhibit K  Agreement dated as of June 8, 1995 among Donegal Group,
                    Inc., Donegal Mutual Insurance Company and Harry E. Newman.

         Exhibit L  Agreement dated as of June 15, 1995 among Donegal Group,
                    Inc., Donegal Mutual Insurance Company and Donald H.
                    Nikolaus.

                                                             Page 10 of 16 Pages



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                        DONEGAL MUTUAL INSURANCE COMPANY

                                        By: /s/ Ralph G. Spontak
                                            ----------------------------------
                                            Ralph G. Spontak, Senior
                                            Vice President, Chief
                                            Financial Officer and
                                            Secretary

Dated: June 30, 1995

                                                             Page 11 of 16 Pages

                                 Exhibit Index

                                                                                         Page
Exhibit           Exhibit Name                                                          Number
- -------           ------------                                                          ------
Exhibit A (1)     Non-qualified Stock Option Agreement between Donald H.
                  Nikolaus and DGI and Incentive Stock Option Agreement between
                  Donald H. Nikolaus and DGI.

Exhibit B (1)     Non-qualified Stock Option Agreement between Ralph G.
                  Spontak and DGI and Incentive Stock Option Agreement between
                  Ralph G. Spontak and DGI.

Exhibit C (2)     Nonqualified Stock Option Agreement dated September 1,
                  1991 between Donald H. Nikolaus and DGI.

Exhibit D (2)     Nonqualified Stock Option Agreement dated September 1,
                  1991 between Ralph G. Spontak and DGI.

Exhibit E (2)     Incentive Stock Option Agreement dated December 31, 1986
                  and Nonqualified Stock Option Agreements dated December 31,
                  1986 and September 1, 1993 between Harry E. Newman and DGI.

Exhibit F (2)     Incentive Stock Option Agreement dated December 31, 1986
                  and Nonqualified Stock Option Agreements dated December 31,
                  1986 and September 1, 1993 between William H. Shupert and DGI.

Exhibit G (2)     Nonqualified Stock Option Agreement dated September 1,
                  1991 between Frank J. Wood and DGI.

Exhibit H (3)     Nonqualified Stock Option Agreement dated September 1,
                  1991 between Daniel J. Wagner and DGI.

Exhibit I (3)     Order of Pennsylvania Insurance Department, dated
                  December 22, 1994, granting an exemption from Section
                  1402(a)(1) of the Pennsylvania Insurance Company Law for the
                  share purchases described herein and therein.

                                                             Page 12 of 16 Pages

                                                                                         Page
Exhibit           Exhibit Name                                                          Number
- -------           ------------                                                          ------

Exhibit J (3)     Press release dated December 22, 1994.

Exhibit K         Agreement, dated as of June 8, 1995,                                    13
                  among Donegal Group, Inc., Donegal
                  Mutual Insurance Company and Harry E.
                  Newman.

Exhibit L         Agreement dated as of June 15, 1995                                     15
                  among Donegal Group, Inc., Donegal Mutual
                  Insurance Company and Donald H. Nikolaus.

__________

    (1) Filed as an exhibit to the original Schedule 13D filing made prior to DGI's status as an electronic filer.

    (2) Filed as an exhibit to Amendment No. 2 to this Schedule 13D filing made prior to DGI's status as an electronic filer.

    (3) Filed as an exhibit to Amendment No. 3 to this Schedule 13D filing made prior to DGI's status as an electronic filer.

                                   EXHIBIT K

                                   AGREEMENT

         This Agreement is hereby entered into as of this 8th day of June, 1995 among Donegal Group Inc. (the "Company"), Donegal Mutual Insurance Company ("Donegal Mutual") and Harry E. Newman ("Newman").

                                   RECITALS:

         WHEREAS, the Company has granted the following stock options (the "Options") to purchase common stock of the Company ("Common Stock") to Newman:

         A. Options to purchase 12,000 shares of Common Stock granted pursuant to a Nonqualified Stock Option Agreement dated December 31, 1986 at an exercise price of $9 per share, or $108,000 in the aggregate;

         B. Options to purchase 1,200 shares of Common Stock granted pursuant to an Incentive Stock Option Agreement dated December 31, 1986 at an exercise price of $9 per share, or $10,800 in the aggregate; and

         C. Options to purchase 20,000 shares of Common Stock granted pursuant to a Nonqualified Stock Option Agreement dated as of September 1, 1991 at an exercise price of $12 per share, or $240,000 in the aggregate; and

         WHEREAS, Newman desires to exercise the Options and Donegal Mutual desires to purchase from Newman the 32,000 shares to be purchased upon the exercise of the nonqualified stock Options referenced above, all in accordance with the terms and provisions of this Agreement;

         NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, agree as follows:

         1. Newman hereby notifies the Company of his exercise of, and exercises, the Options for an aggregate exercise price of $358,800. Contemporaneously with such exercise, Donegal Mutual is hereby purchasing from Newman the 32,000 shares of Common Stock (the "Purchased Shares") issued upon exercise of the nonqualified stock Options referenced above at a purchase price of $17 per share (the "Purchase Price"), representing the average of the closing bid and ask price per share of Common Stock on the Nasdaq Stock Market on June 7, 1995, for an aggregate Purchase Price of $544,000. Newman hereby acknowledges, agrees and directs that $358,800, representing the exercise price of all of the Options, be deducted from the amount to be paid to Newman by Donegal Mutual in payment of the Purchase Price and paid to the Company in consideration of the exercise price, as set forth in paragraph 3 hereof.

         2. Newman understands that Donegal Mutual is obligated to withhold taxes with respect to the Purchased Shares in the aggregate amount of $65,385.60. Newman hereby acknowledges, agrees and directs that such $65,385.60 be deducted from the amount to be paid to Newman by Donegal Mutual in payment of the Purchase Price and retained by Donegal Mutual, as set forth in paragraph 3 hereof.

         3. With the delivery of this Agreement, Donegal Mutual is paying the Purchase Price as follows: (a) $358,800 to the Company, representing the full payment of the exercise price of the Options; (b) $65,385.60 retained by Donegal Mutual, representing the taxes that Donegal Mutual is obligated to withhold in connection with the exercise of the Options under the Nonqualified Stock Option Agreements referenced above; and (c) $119,814.40 to Newman, representing the balance of the Purchase Price.

         4. The Company hereby acknowledges the exercise of the Options and the payment of the exercise price thereof and agrees to deliver the following: (a) a stock certificate registered in the name of Newman representing the 1,200 shares of Common Stock purchased upon the exercise of the Option under the Incentive Stock Option Agreement referenced above and (b) a stock certificate registered in the name of Donegal Mutual representing the Purchased Shares.

         5. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, personal representatives and assigns.

         6. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original Agreement, and all of which shall constitute one Agreement to be effective as of the date of this Agreement.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                        DONEGAL GROUP INC.

                                        By: /s/ Ralph G. Spontak
                                            ----------------------------------
                                            Ralph G. Spontak, Senior
                                            Vice President, Chief
                                            Financial Officer and
                                            Secretary

                                        DONEGAL MUTUAL INSURANCE COMPANY

                                        By: /s/ Donald H. Nikolaus
                                            ----------------------------------
                                            Donald H. Nikolaus, President

Witness:   /s/ Thelma E. Newman          /s/ Harry E. Newman
          ----------------------        --------------------------------------
                                             Harry E. Newman

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                                   EXHIBIT L

                                   AGREEMENT

         This Agreement is hereby entered into as of this 15th day of June, 1995 among Donegal Group Inc. ("DGI"), Donegal Mutual Insurance Company (the "Mutual Company") and Donald H. Nikolaus (the "Optionholder").

                                   RECITALS:

         WHEREAS, DGI has granted the following stock options (the "Options") to purchase common stock ("Common Stock") of DGI to the Optionholder:

         A. Options to purchase 35,000 shares of Common Stock granted pursuant to a Nonqualified Stock Option Agreement dated December 31, 1986 at an exercise price of $9.00 per share;

         B. Options to purchase 5,000 shares of Common Stock granted pursuant to an Incentive Stock Option Agreement dated December 31, 1986 at an exercise price of $9.00 per share;

         C. Options to purchase 60,000 shares of Common Stock granted pursuant to a Nonqualified Stock Option Agreement dated as of September 1, 1991 at an exercise price of $12.00 per share; and

         WHEREAS, the Optionholder desires to exercise options to purchase 10,000 shares under his 1986 Nonqualified Stock Option Agreement referenced in recital A hereto and the Mutual Company desires to purchase from the Optionholder the 10,000 shares (the "Shares") to be thereby acquired by the Optionholder, all in accordance with the terms and provisions of this Agreement;

         NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, agree as follows:

         1. The Optionholder hereby notifies DGI of his exercise of, and hereby exercises, Options to purchase 10,000 shares of Common Stock under the Nonqualified Stock Option Agreement referenced in recital A hereto for an aggregate exercise price of $90,000 (the "Exercise Price"). Contemporaneously with such exercise, the Mutual Company is hereby purchasing the Shares from the Optionholder at a purchase price of $16.50 per share, representing the closing bid price per share of DGI Common Stock on the Nasdaq Stock Market on June 15, 1995, for an aggregate purchase price of $165,000 (the "Purchase Price").

         2. The Optionholder hereby acknowledges, agrees and directs that the Mutual Company (a) deduct the Exercise Price from the Purchase Price and (b) pay the Exercise Price to DGI as set forth in paragraph 4 hereof.

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         3. The Optionholder understands that the Mutual Company is obligated to withhold taxes with respect to the Shares in the aggregate amount of $25,020.00 (the "Withholding"). The Optionholder hereby acknowledges, agrees and directs that the Mutual Company (a) deduct the Withholding from the Purchase Price and
(b) retain the Withholding Amount as set forth in paragraph 4 hereof.

         4. Upon the execution and delivery of this Agreement, the Mutual Company agrees to pay the Purchase Price by (a) paying the Exercise Price to DGI, (b) retaining the Withholding and (c) paying the balance of the Purchase Price to the Optionholder.

         5. DGI hereby acknowledges the exercise of the Options and the payment of the Exercise Price and agrees to deliver a stock certificate registered in the name of the Mutual Company representing the Shares.

         6. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, personal representatives and assigns.

         7. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original Agreement, and all of which shall constitute one Agreement to be effective as of the date of this Agreement.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                        DONEGAL GROUP INC.

                                        By: /s/ Ralph G. Spontak
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                                            Ralph G. Spontak, Senior
                                            Vice President, Chief
                                            Financial Officer and
                                            Secretary

                                        DONEGAL MUTUAL INSURANCE COMPANY

                                        By: /s/ Daniel J. Wagner
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                                            Daniel J. Wagner, Treasurer

                                            /s/ Donald H. Nikolaus
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                                            Donald H. Nikolaus

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